UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 42547

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R.W. Pressprich & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 5th Avenue, 12th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Scofield — (212) 832 6022
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)



CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions


13013207

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Scofield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.W. Pressprich & Co., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

AHMAR ZAMIR
Notary Public, State of New York
No. 01ZA6216167
Qualified in Queens County
Term Expires Jan. 11, 2014

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.W. PRESSPRICH & CO.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT
OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To R.W. Pressprich & Co.

We have audited the accompanying consolidated statement of financial condition of R.W. Pressprich & Co. and Subsidiaries (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of R.W. Pressprich & Co. and Subsidiaries as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter

As discussed in Note 1 to the consolidated financial statements, the Company's 2012 opening retained earnings and non-controlling interest have been restated to correct a misstatement. This correction had no effect on the Company's regulatory capital. Our opinion is not modified with respect to this matter.



Roseland, New Jersey
February 21, 2013

R.W. PRESSPRICH & CO., AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash	$	2,072,506
Receivables from clearing brokers, net		11,810,551
Securities owned, at fair value		15,030,211
Accrued interest receivable		195,365
Deposits with clearing brokers		523,511
Property and equipment, net		4,891,231
Other assets		1,269,490
	$	35,792,865
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at fair value	$	13,456,540
Accounts payable and accrued expenses		4,882,287
Accrued interest payable		36,263
Liabilities subordinated to claims of general creditors		2,225,000
Total liabilities		20,600,090
Stockholders' equity		
Class A voting common stock, no par value, 10,000 shares authorized, 1,613 shares issued, 1,463 shares outstanding		699,433
Class A-1 non-voting common stock, no par value, 20,000 shares authorized, 17,242 shares issued, 16,490 shares outstanding		12,748,650
Treasury stock (at cost); 150 shares Class A voting, 752 shares Class A-1 non-voting		(854,774)
Retained earnings		2,599,466
Total stockholders' equity		15,192,775
	$	35,792,865

See accompanying notes to consolidated financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

R.W. Pressprich & Co., ("Pressprich") is a broker-dealer, located in New York City, New York, Boston, Massachusetts, Chicago, Illinois, New London, New Hampshire, and Plymouth, Minnesota. R.W. Pressprich & Co., is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Pressprich's operations primarily consist of securities principal transactions.

Pressprich Capital Management, LLC, ("PCM"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

Pressprich Funding II, LLC, ("Funding II"), is a majority-owned subsidiary of R.W. Pressprich & Co.

Pressprich Credit Products, LLC ("PCP"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The consolidated financial statements include the accounts of Pressprich, PCM, Funding II, and PCP (collectively the "Company"). All material intercompany transactions and balances have been eliminated in consolidation. Investments in equity securities where the Company has significant influence, but not control, were accounted for using the equity method.

These consolidated financial statements were approved by management and available for issuance on February 21, 2013. Subsequent events have been evaluated through this date.

Securities Owned and Securities Sold, Not Yet Purchased, at fair value

All securities owned and securities sold, not yet purchased are valued at fair value and unrealized gains and losses are reflected in revenues.

Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

1. Nature of operations and summary of significant accounting policies (continued)

Fair Value - Definition and Hierarchy (continued)

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

1. Nature of operations and summary of significant accounting policies (continued)

Investment in Privately Held Fixed Income and Securities Software Development Company

In 2009, Pressprich made an investment in a privately held fixed income and securities software company. At that time and through 2011, the Company used the fair value method of accounting for the investment on the consolidated financial statements.

During 2012, in order to conform to GAAP, the Company applied the equity method of accounting to this investment. The effect of this change is shown on the consolidated statement of changes in stockholders' equity as an adjustment to beginning retained earnings and non-controlling interest. The effect on the Company's 2011 operations would have been to recognize additional expense of approximately $1.97 million of which approximately $0.22 million is attributable to non-controlling interest. This correction had no effect on the Company's regulatory capital.

In connection with the investment Pressprich received preferential pricing on certain of the products this company provided to Pressprich in 2012. Management estimates the value of these services be approximately $355,000, of which the Company was charged approximately $170,000 for the year ended December 31, 2012.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on the straight-line method over the estimated useful lives of the assets as follows:

Asset	Estimated Useful Life
Office Equipment	5 years
Furniture & Fixtures	7 years
Leasehold Improvements	Term of Lease
Computer Software	3 years

Rent Expense

Rent is charged to operations by amortizing the minimum rent payments over the term of the lease, using the straight-line method.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and related revenues and expenses are recorded on the trade-date basis.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The shareholders of the Company have elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual shareholders for inclusion in their personal income tax return.

Current income tax expense for the year ended December 31, 2012 relates principally to the New York City corporate tax.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

1. Nature of operations and summary of significant accounting policies (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Securities owned and securities sold, not yet purchased, at fair value

Details of securities owned and securities sold, not yet purchased, at fair value, at December 31, 2012, are as follows:

	Securities Owned, at fair value	Securities Sold, Not Yet Purchased, at fair value
U.S. Government obligations	$ 1,746,657	$ 8,900,406
Corporate bonds	12,462,294	4,003,442
Equity securities	798,880	505,097
Options	22,380	47,595
	$ 15,030,211	$ 13,456,540

3. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2012
Securities Owned				
U.S. government obligations	$ 1,746,657	$ -	$ -	$ 1,746,657
Corporate bonds	12,439,794	22,500		12,462,294
Equity securities	798,789	91		798,880
Options	22,380			22,380
Total Securities Owned	$ 15,007,620	$ 22,591	$ -	$ 15,030,211
Securities Sold, Not Yet Purchased				
U.S. government obligations	$ 8,900,406	$ -	$ -	$ 8,900,406
Corporate bonds	4,003,442			4,003,442
Equity securities	505,097			505,097
Options	47,595			47,595
Total Securities Sold, Not Yet Purchased	$ 13,456,540	$ -	$ -	$ 13,456,540

4. Deposits with clearing brokers

Pursuant to agreements with its clearing brokers, the Company is required to maintain clearing deposits of at least $500,000 and to maintain net capital of at least $100,000.

5. Property and equipment

Details of property and equipment at December 31, 2012 are as follows:

Office equipment	$ 4,142,276
Furniture and fixtures	1,132,147
Leasehold improvements	4,226,362
Computer software	464,970
	9,965,755
Less accumulated depreciation and amortization	(5,074,524)
	$ 4,891,231

Depreciation and amortization expense was approximately $375,000 for the year ended December 31, 2012.

6. Liabilities subordinated to claims of general creditors

At December 31, 2012, the Company had one subordinated loan agreement with Pressprich Funding, LLC, a non-consolidated affiliate which was in accordance with agreements approved by the FINRA. Pressprich Funding, LLC is owned by ten of the largest shareholders of Pressprich, all of whom are currently active in the daily management and operations of Pressprich. The terms of the subordinated loan agreement are as follows:

- $2,225,000 loan agreement maturing on January 31, 2013 and bearing interest at 4.00% per annum.

On January 31, 2013 the Company repaid the total balance of the subordinated loan to Pressprich Funding, LLC. No additional subordinated loans have been issued through the date of this report.

7. Retirement plan

The Company has a retirement plan under Section 401(k) of the Internal Revenue Code which covers all eligible employees. The plan provides for voluntary deductions subject to annual Internal Revenue Code limitations. At management's discretion the Company may make a matching contribution. Matching contributions begin vesting after one year of service and are fully vested after three years of service. In addition, the Company established a profit sharing plan in 2002 in which voluntary contributions can be made to all eligible employees whether or not they are a 401(k) participant. For the year ended December 31, 2012, there were no contributions towards the qualified 401(k) retirement plan.

8. Commitments and contingencies

The Company is obligated under four office leases expiring on various dates through January 2023. In addition to the base rent, the leases provide for the Company to pay property taxes and operating expenses over base period amounts.

Future aggregate minimum annual rent payments under these leases at December 31, 2012 are approximately as follows:

Year ending December 31,	
2013	$ 1,592,000
2014	1,606,000
2015	1,570,000
2016	1,571,000
2017	1,555,000
Thereafter	8,421,000
	$ 16,315,000

Rent expense was approximately $1,905,000 for the year ended December 31, 2012.

As of December 31, 2012, the Company had a standby letter of credit of approximately $1,280,000 outstanding which represents a security deposit for its New York office space lease obligation. The letter of credit is secured by cash in the amount of approximately $1,280,000 which is included in cash.

Securities sold, not yet purchased represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

9. Net capital requirements

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was approximately $7,524,000 which was approximately $7,156,000 in excess of its minimum requirement of approximately $368,000.

In accordance with SEC Rule 17a-5, a summary of financial data of PCM at December 31, 2012, which is not consolidated for purposes of the Company's filings pursuant to Focus Report Part II-A, is as follows:

Assets	$ -
Liabilities	$ -

10. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

11. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivable from and clearing deposits with the clearing brokers are pursuant to this clearance agreement.

The Company periodically maintains a cash balance in a financial institution which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

12. Subsequent event

The Board of Directors (the "Board") gave their Unanimous Written Consent on February 21, 2013 to raise new equity capital from shareholders and employees of Pressprich for an amount expected to be in the approximate range of $2.0 to $3.0 million. The Board is targeting a closing date prior to March 31, 2013.